FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

December 10, 2008

Item 3: News Release:

A news release dated and issued on December 10, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

New CFO Joins CanAlaska Uranium / Four Drill Programs for Uranium Starting January, 2009

Item 5: Full Description of Material Change:

 Vancouver, Canada, December 10th, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to announce that Mr. Damian Towns has joined the company as its new Chief Financial Officer (“CFO”).

Since 2006, Mr. Towns has been the CFO of Coro Mining Corporation, where he will continue his duties going forward in a part-time capacity.  He is joining CanAlaska to help build the Company’s financial oversight and to strengthen CanAlaska’s relationships with its strategic partners as the Company continues to pursue an aggressive exploration strategy for uranium in Canada’s Athabasca Basin.

Mr. Towns is a qualified Chartered Accountant with a strong audit background, stemming from his prior engagement as Audit Manager for PricewaterhouseCoopers.  He also brings to CanAlaska considerable corporate mining experience from First Quantum Minerals Ltd., where Mr. Towns held the title of Controller between 2002 to 2006.

The Company warmly welcomes Mr. Towns to its management team and would also like to express its best wishes to Mr. Gordon Steblin, who has been CanAlaska’s CFO for the past 6 years and is leaving to pursue personal interests.   In connection with his appointment, Mr. Towns has been granted, subject to regulatory acceptance, an incentive stock option for the purchase of 1,000,000 common shares at an exercise price of $0.25 per share for a period of 5 years.  This share option will include a two year vesting provision.

CanAlaska is currently planning to undertake four drill programs in the upcoming winter exploration season, where it expects to surpass its pace of exploration activity from the prior year.  Despite the current financial downturn, the Company continues to receive strong financial support from its offshore strategic partners towards achieving its goal of making a significant uranium discovery in the Athabasca Basin.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of December 2008.